

June 22, 2012

Via Facsimile and U.S. Mail
Mr. Stefan L. Kaluzny
TLB Merger Sub, Inc.
c/o Sycamore Partners Management, LLC
9 West 57th Street, 31st Floor
New York, NY 10019

> **Re:** **The Talbots, Inc.**
> **Schedule TO-T filed by TLB Merger Sub, Inc. and TLB Holdings LLC**
> **Filed June 15, 2012**
> **Amendment No. 1 to Schedule TO-T**
> **Filed June 19, 2012**
> **File No. 005-50389**

Dear Mr. Kaluzny:

We have limited our review of the filings to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T

General

1. It would appear that Sycamore Partners, L.P., Sycamore Partners A, L.P., Sycamore Partners Management L.L.C., Sycamore Partners GP, LLC, and Sycamore Partners MM, LLC are co-bidders in the current offer. We note for example, that certain of such Sycamore-affiliated entities created the Parent "solely for the purpose of acquiring Talbots", have been involved in the structuring and negotiation of the current offer as

disclosed in the beneficial ownership reports filed by such parties and/or have committed to providing $210 million of equity financing for the offer.  Please revise to identify the sponsor entities and certain of their affiliates as bidders in the tender offer.  For guidance, please refer to Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made," and Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

2.      Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A.  In responding to the prior comment, please revise to include the information called for by that provision with respect to each filing person added.

Source and Amount of Funds, page 30

3.      Reference is made to the Financing Proceeds Condition.  We note that while the bidders have received debt financing commitments, the offer is subject to a financing condition.  Generally, when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed.  Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change.  Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d).  In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.  Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at  footnote 70) and 24296 (April 3, 1987).  Please apply this comment also to the Equity Financing, which is subject to the satisfaction or waiver of the offer conditions and subject to receipt of funding pursuant to the debt commitment letters.

4.      Further to our comment above.  Please refer to Instruction 2 to Item 10 of Schedule TO.  It does not appear that the safe harbor noted therein applies to you given the financing condition included in your offer.  Please revise to include financial statements or advise.

Background of the Offer…, page 35

5.      Please supplement the disclosure in the background section to more clearly outline material items discussed at meetings and during negotiations between the filing parties and/or their advisors and the company and/or its advisors during March 2012 through April 20, 2012.  Specifically, please disclose the material items discussed related to price and other terms of the merger transaction between April and May 30, 2012.  Refer to Item 5 of Schedule TO and corresponding Item 1005(b) of Regulation M-A.

Conditions of the Offer, page 66

6.    All conditions to the tender offer, other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to the expiration of the tender offer.  In this regard we note the Financing Proceeds Condition is dependent on the receipt of proceeds, which could potentially occur after expiration of the offer.  Please revise to clarify that the Financing Proceeds Condition must be satisfied or waived at or prior to expiration of the offer.

7.    Please refer to condition (i).  A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder.  The condition also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  The determination of whether Talbots has performed in all material respects with its obligations under the Merger Agreement appears to be a determination that is left to the sole discretion of the filing persons/bidders.  Given that the filing persons have reserved the right to assert the occurrence of an offer condition for reasons that do not appear objectively verifiable, the filing persons have created the implication that they may conduct an illusory offer in potential contravention of Section 14(e).  Please revise the cited condition to include an objective standard, such as a standard of reasonableness, against which the filing persons' discretion may be judged.

8.    We note that you reserve the right to include or exclude, for purposes of determining whether the minimum tender condition has been satisfied, shares tendered pursuant to guaranteed delivery procedures.  The provision has the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer.  The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.  Please revise.

9.    You refer to the ongoing right to assert conditions at any time and "from time to time".  Please revise to clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "from time to time."

10.   When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language on page 68 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding in your response letter.

11.     When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding in your response letter.

*     *     *

As appropriate, please amend your filing in response to these comments.  Please electronically submit a cover letter with your amendment that keys your responses to our comments.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

*/s/ Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc:     Via email
        James P. Faley, Jr.
        Winston & Strawn LLP